Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Gulf Resources, Inc.

We hereby consent to the incorporation of our report dated March 31, 2023, in the Registration Statement on Form S-8 (File No. 333-207731), relating to the audit of the consolidated balance sheet of Gulf Resources, Inc. and subsidiaries (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income (loss), stockholders’ equity, and cash flows for each of the years in the two year period ended December 31, 2022, the related notes, and financial statement schedule (collectively referred to as the “consolidated financial statements”) appearing in the Company’s Annual Report on Form 10-K for year ended December 31, 2023..

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
September 27, 2024	Certified Public Accountants
PCAOB ID: 1171